SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 1-5273-1

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☒Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant Sterling Bancorp

Former Name if Applicable N/A

Address of Principal Executive Office (Street and Number) 650 Fifth Avenue

City, State and Zip Code New York, NY 10019-6108

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 11-K that is the subject of this Form 12b-25 extension is being filed in order to report the information required of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the "Plan"). In May 2009, Sterling Bancorp (the “Company”) engaged a new independent registered public accounting firm, Amper, Politziner & Mattia, LLP, for the Plan. Amper, Politziner & Mattia, LLP has discovered an operational defect that makes it necessary to obtain financial information for previous Plan years, beginning with the fiscal year ended December 31, 2002. The Company is in the process of obtaining such information.

As a result of the significant time and effort expended by the Company's management and Amper, Politziner & Mattia, LLP, and because the Company is still in the process of obtaining the financial information for previous Plan years, the Plan will not be in a position to timely file its Form 11-K for the fiscal year ended December 31, 2008, without unreasonable effort or expense. Consequently, additional time is necessary to assemble the information required for the preparation of financial statements of the Plan and completion of the audit for the filing of a complete and accurate Form 11-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John W. Tietjen	(212)	757-8035
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                               Sterling Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 2009	By /s/ John W. Tietjen